Exhibit 99.1

Malin Persson Appointed New President of Volvo Technology

STOCKHOLM, Sweden--Malin Persson has been appointed new President of Volvo Technology, a business unit within the Volvo Group (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB). She will assume her new position on September 1 this year, succeeding Lars-Göran Rosengren, who will then take up his new position in the Public Affairs Department at the Group’s Head Office.

Malin Persson is currently in charge of the Volvo Group’s Strategy Department, where she has worked since 2000. She has been employed by the Group for many years in a variety of positions, including responsibility for Environmental Affairs and heading the Volvo Group’s Business & Logistics Development. She is also a member of a number of boards, such as at Volvo Trucks, Volvo Technology Transfer AB and GreenCargo AB.

Malin Persson will report to Lars-Göran Moberg, who is a member of Volvo’s Group Management.

Volvo Technology is a Volvo Group business unit that develops new technology and new concepts for products and processes involving the transport and automotive industries. Its main customers are the various Volvo Group companies and Ford-owned Volvo Cars.

The Volvo Group is one of the world’s leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 93,000 people, has production facilities in 18 countries and sells their products in more than 180 markets. Annual sales of the Volvo Group amount to about 27 billion euro. The Volvo Group is a publicly-held company headquartered in Göteborg, Sweden. Volvo shares are listed on the Stockholm stock exchange and on NASDAQ in the US.

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Volvo Group
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